UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
  Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-21070

                             ITEC ATTRACTIONS, INC.
             (Exact name of registrant as specified in its charter)

                     3562 Shepherd of the Hills Expressway,
                             Branson, Missouri 65616
                                 (417) 335-3533
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $0.001 par value per share
            (Title of each class of securities covered by this Form)

                                      None
   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                                 March 30, 2006
             (Date of Event Which Requires Filing of the Statement)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12(g)-4(a)(1)(i)       [X]        Rule 12h-3(b)(1)(i)       [X]
         Rule 12(g)-4(a)(1)(ii)      [ ]        Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12(g)-4(a)(2)(i)       [ ]        Rule 12h-3(b)(2)(i)       [ ]
         Rule 12(g)-4(a)(2)(ii)      [ ]        Rule 12h-3(b)(2)(ii       [ ]
                                                Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice date:
2

Effective as of March 30, 2006, ITEC Attractions, Inc. effected a reverse stock split of its shares of common stock pursuant to which the number of its stockholders was reduced to two (2) and all holders of fractional shares received cash consideration of $0.27 per pre-split share.

Pursuant to the requirements of the Securities Exchange Act of 1934, ITEC Attractions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        ITEC ATTRACTIONS, INC.


Date: March 31, 2006                    /s/ Paul M. Bluto
                                        Paul M. Bluto
                                        Chairman and Principal Financial Officer
                                        Chief Executive Officer


                                       -2-